UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 19th, 2011	FOREIGN TRADE BANK OF LATIN AMERICA, INC.

	By:	/s/ Pedro Toll
	Name:	Pedro Toll
	Title:	General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT FOR THIRD QUARTER 2011

Panama City, Republic of Panama, October 19, 2011 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.20 per share corresponding to the third quarter 2011.

The cash dividend was approved by the Board of Directors and is payable on November 8, 2011 to the Bank’s stockholders as of the October 31, 2011 record date.

As of September 30, 2011, Bladex had 37,125,915.09 common shares outstanding of all classes.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Mr. Christopher Schech, Senior Vice President & Chief Financial Officer
Tel.: (507) 210-8630, E-mail: cschech@bladex.com
-or-
i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,
New York, NY 10005
Attention: Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3694, E-mail: bladex@i-advize.com